Exhibit 99.4

LI-CYCLE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which the management of Li-Cycle Holdings Corp. (“Li-Cycle Holdings”, “we” or “our”) believes is relevant to an assessment and understanding of the condensed consolidated interim results of operations and financial condition of Li-Cycle Corp. (“Li-Cycle”) (a direct, wholly-owned subsidiary of Li-Cycle Holdings), for the three and nine month periods ended July 31, 2021. This discussion and analysis should be read together with Li-Cycle’s audited historical consolidated financial statements and unaudited historical condensed consolidated interim financial statements and related notes. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Key Factors affecting our Performance”).

Li-Cycle’s financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled “Basis of Presentation.”

Certain figures, such as interest rates and other percentages included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this discussion and analysis have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this discussion and analysis may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

This management’s discussion and analysis is dated as of September 8, 2021.

Company Overview

Li-Cycle is an industry leader in lithium-ion battery resource recovery based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Its proprietary “Spoke & Hub” recycling process is designed (a) at its spokes (“Spokes”), to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at its hubs (“Hubs”), to process black mass to recover raw materials, including but not limited to lithium carbonate, nickel sulphate and cobalt sulphate. Li-Cycle currently owns and operates two Spokes, located in Kingston, Ontario (the “Kingston Spoke”) and Rochester, New York (the “Rochester Spoke”), respectively. Additionally, Li-Cycle is currently developing a third Spoke located in Gilbert, Arizona, in the Phoenix metropolitan area (the “Arizona Spoke”) and a fourth Spoke located near Tuscaloosa, Alabama (the “Alabama Spoke”). Li-Cycle’s first commercial-scale Hub facility (“Rochester Hub”) is currently in late-stage development and will be located in the Eastman Business Park, in Rochester, New York.

Li-Cycle was until 2020 a development stage company with no commercial revenues. For the year ended October 31, 2020, Li-Cycle’s revenue was $0.8 million and it recorded a net loss of $9.3 million. For the three and nine months ended July 31, 2021, Li-Cycle’s revenue was $1.7 million and $3.0 million, respectively, and it recorded a net loss of $6.9 million and $21.6 million, respectively.

Business Combination and Arrangement

On August 10, 2021, Li-Cycle, Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) (“Old Li-Cycle Holdings”) and Peridot Acquisition Corp. (“Peridot”) completed their previously announced business combination pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Business Combination”).

Pursuant to the terms of the Business Combination, on the closing date of the Business Combination, (i) Peridot and Old Li-Cycle Holdings amalgamated, and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot converted into an equivalent number of shares and warrants of the amalgamated entity, Li-Cycle Holdings, and the common share in Old Li-Cycle Holdings held by Li-Cycle were exchanged for a share of Li-Cycle Holdings; (ii) the share of Li-Cycle Holdings held by Li-Cycle was purchased for cancellation by Li-Cycle Holdings for cash equal to the subscription price for the common share in Old Li-Cycle Holdings for which such share was exchanged pursuant to the amalgamation; (iii) the preferred shares of Li-Cycle converted into common shares of Li-Cycle; and (iv) Li-Cycle Holdings acquired all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders (including Li-Cycle common shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the Business Combination, but excluding any equity awards that were cancelled and exchanged for equity awards of Li-Cycle Holdings and remained outstanding on the day following the closing date of the Business Combination) in exchange for common shares of Li-Cycle Holdings. Pursuant to the Business Combination, Li-Cycle became a wholly-owned subsidiary of Li-Cycle Holdings.

Upon the closing of the Business Combination and a concurrent $315 million private placement of common shares (the “PIPE Financing”), the combined company received $582 million of gross transaction proceeds, net of $55 million of transaction costs.

Accounting Treatment of Business Combination

The Business Combination will be accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, Li-Cycle Holdings (as the continuing entity after the amalgamation of Li-Cycle Holdings and Peridot) will be treated as the “acquired” company for accounting purposes. Since Li-Cycle Holdings does not meet the definition of a business under IFRS, net assets of Li-Cycle Holdings will be stated at historical cost, with no goodwill or other intangible assets recorded.

Li-Cycle has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Peridot accompanied by a recapitalization.

•

Li-Cycle’s shareholders prior to the Business Combination had, immediately following the Business Combination, the greatest voting interest in the combined entity relative to other shareholders (including following the redemptions discussed below under “Liquidity and Capital Resources – Sources of Liquidity”);

•	the largest individual minority shareholder of the combined entity was a shareholder of Li-Cycle prior to the Business Combination;

•	the senior management of Li-Cycle became the senior management of Li-Cycle Holdings following the Business Combination;

•	Prior to the Business Combination, Li-Cycle was larger than Peridot based on historical total assets and revenues; and

•	Li-Cycle’s operations comprise the ongoing operations of Li-Cycle Holdings.

Upon consummation of the Business Combination and the closing of the PIPE Financing, the most significant change in Li-Cycle’s future reported financial position and results of operations was an estimated increase in cash and cash equivalents (as compared to Li-Cycle’s balance sheet at July 31, 2021) of approximately $527 million, including $315 million in gross proceeds from the PIPE Financing. Total direct and incremental transaction costs of Peridot and Li-Cycle are estimated at approximately $55 million, a portion of which will be treated as a reduction of the cash proceeds and deducted from Li-Cycle Holdings’ additional paid-in capital and a portion of which will be treated as an expense on Li-Cycle Holdings’ statement of operations.

As a consequence of the Business Combination, Li-Cycle Holdings became the successor to an SEC-registered and NYSE-listed company, which will require Li-Cycle to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Current Situation with Respect to COVID-19

In late 2019, a novel strain of coronavirus, now referred to as COVID-19, was identified in China. The virus has spread globally, resulting in governmental authorities implementing protective measures, such as travel restrictions, quarantines, shelter-in-place orders and shutdowns, in order to contain its spread and reduce its impact. This pandemic has significantly disrupted economies around the world.

COVID-19 continues to have a materially adverse impact in North America. The United States is one of the largest markets for lithium-ion battery recycling. The continuous spread of COVID-19 has caused lockdowns and shutdowns of manufacturing facilities. Therefore, many industry sectors, including the automotive sector, have been negatively impacted and continue to be unable to produce at capacity. The continued impact of COVID-19 on manufacturing production may lead to less demand for lithium-ion batteries, impacting the resulting contribution of batteries and battery-related scrap material to the recycling market over the short-to-medium term.

Li-Cycle’s operations have been impacted by the COVID-19 pandemic. Because Li-Cycle’s operations have been considered an essential service in both Canada and the United States, Li-Cycle’s plants have continued operations during the pandemic, albeit with the implementation of appropriate measures to ensure employee safety. Li-Cycle shut down its commercial headquarters in March 2020 and has enforced a work-from-home mandate since that time. The Kingston Spoke experienced some battery supply related issues in the second fiscal quarter of 2021 due to COVID-19 related shutdowns in Ontario, Canada which were alleviated in the third fiscal quarter of 2021. In the coming months, and depending on government guidelines, Li-Cycle may re-open its office facilities but with a robust plan to ensure compliance with all recommended actions to ensure employee safety.

Comparability of Financial Information

Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.

In addition, Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

Demand for lithium-ion battery recycling has continued to exceed our forecasts and, in order to meet this growing demand, we have determined to increase and accelerate our investment in the build-out of our recycling capacity in certain respects. Since the date of effectiveness of the Proxy/Registration Statement, we have, among other things, announced the development of the Alabama Spoke, increasing our North American processing capacity beyond that of our previous plans and projections. As a result of these developments, the assumptions underlying the projected financial information included in the Proxy/Registration Statement, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project our future results and therefore such projections should not be relied on as indicative of future results. Our actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement. We expect to provide guidance for fiscal year 2022 in our first fiscal quarter of 2022.

Key Factors Affecting Li-Cycle’s Performance

We believe that Li-Cycle’s performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the Canadian Prospectus and in our periodic filings with the SEC, in the section entitled “Risk Factors.”

Availability of Lithium-Ion Batteries for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries for recycling through its contracts with suppliers. Li-Cycle currently has over 70 commercial contracts with suppliers of end-of-life lithium-ion batteries and battery-related manufacturing scrap and we expect Li-Cycle to attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn enable Li-Cycle to offer competitive terms to suppliers. We expect Li-Cycle’s supply pipeline to grow as we expect existing suppliers will have growing volumes of batteries available for recycling due to the continuing trend toward electric vehicles (“EVs”), and as Li-Cycle continues to source additional supplier relationships. However, there can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and any decline in supply volume from existing contracts or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s operating results.

Li-Cycle’s commercial supply contracts include leaders in the EV and lithium-ion battery ecosystem, including companies in consumer electronics, manufacturing scrap, energy storage, and auto OEMs/transportation. We believe that Li-Cycle has approximately 30% North American market share, based on our internal estimates—comprising of lithium-ion batteries and lithium-ion battery materials that derive 18% from consumer electronics, 49% from manufacturing scrap, 28% from auto OEMs / transportation, and 5% from energy storage systems.

On May 11, 2021, Li-Cycle announced its entry into an agreement with Ultium Cells LLC (“Ultium”), a joint venture between General Motors and LG Energy Solution, pursuant to which Li-Cycle will purchase and recycle up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Lordstown, Ohio site.

Customer Demand for Lithium-Ion Recycled Raw Materials

Li-Cycle has entered into two agreements with Traxys North America LLC covering off-take from its Spokes and Hubs. We expect Li-Cycle to enter into additional off-take customer agreements in the future.

Ability to Build Out Additional Facilities

Li-Cycle is confident in its ability to scale the business as currently planned. Li-Cycle has a market-leading position in North America through its two operational commercial Spokes in Kingston, Ontario, and Rochester, New York, and is developing the Rochester Hub. Li-Cycle has also announced its development and construction of the Arizona Spoke and the Alabama Spoke. Li-Cycle is evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia. Li-Cycle’s continued growth and results of operations will be negatively impacted if it is unable to continue to scale its operations.

International operations are subject to certain risks inherent in doing business abroad, including:

•	political, civil and economic instability;

•	corruption risks;

•	trade, customs and tax risks;

•	currency exchange rates and currency controls;

•	limitations on the repatriation of funds;

•	insufficient infrastructure;

•	restrictions on exports, imports and foreign investment;

•	increases in working capital requirements related to long supply chains;

•	changes in labour laws and regimes and disagreements with the labour force;

•	difficulty in protecting intellectual property rights; and

•	different and less established legal systems.

Expanding our business in international markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effects on our business and results of operations will vary from country to country and are unpredictable, but could have an adverse effect on our ability to execute our strategy and accordingly on our results of operations.

Commodity and Specialty Prices

The price Li-Cycle can charge for its end products is tied to commodity and specialty pricing for lithium, nickel, and cobalt, among others. This can lead to variability in revenues, but we believe the wide range of raw materials Li-Cycle produces results in a diversification effect that provides it with a natural hedge against significant variations in the commodity pricing related to a single product.

Regulatory Landscape

We believe Li-Cycle is well-positioned to comply with heightened battery regulations across the globe. Li-Cycle holds all licenses currently required in connection with its technologies and operations. Li-Cycle has engaged a third-party consultant to work with a dedicated team across all Li-Cycle projects, to provide support with permitting and regulatory compliance, and to keep Li-Cycle abreast of legal and regulatory developments.

While competitors face challenges adapting to increasingly stringent environmental regulations, Li-Cycle’s technologies are sustainable and attractive to a growing number of ESG-focused clients. Li-Cycle’s scalable, sustainable, safe and patented Spoke & Hub Technologies™ enable an up to 95% Spoke Recycling Efficiency Rate, produce minimal solid waste or wastewater, zero impact air emissions, and use far less energy than any other existing solution. By contrast, other hydrometallurgical technologies often have significant water emissions and solid waste streams, while smelting or thermal processing typically involves the burning of lithium-ion batteries that produces toxic emissions in the off-gas. The emissions caused by competitor methods present regulatory compliance challenges and complicate facility permitting. We believe that this provides a significant opportunity for Li-Cycle with a truly differentiated hydrometallurgical process.

Government mandates also continue to drive increased infrastructure spending and funding availability for the battery supply chain. In the United States, the Biden Administration announced it will make a $2 trillion investment in infrastructure, including investments in the clean energy economy.

Research and Development

Li-Cycle continues to conduct R&D centered on various aspects of its business. R&D work is ongoing in support of its Spoke operations and its Rochester Hub project, specifically focused on continuous optimization of operating parameters and preparing for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid-state battery processing and others related to the Spoke & Hub Technologies™.

Components of Results of Operations

Basis of Presentation

Li-Cycle’s consolidated financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except otherwise indicated. Currently, Li-Cycle conducts business through one operating segment. Li-Cycle was a pre-revenue company with no commercial operations until 2020. For more information about Li-Cycle’s basis of presentation, refer to Note 2 in the accompanying financial statements of Li-Cycle. Li-Cycle’s fiscal year end is October 31.

Revenue

Li-Cycle recognizes revenue from: (i) sales of products, which currently include three intermediate products, being black mass, mixed copper/aluminum and mixed plastics from Li-Cycle’s Spokes; and (ii) providing the service of recycling lithium-ion batteries, which includes coordination of logistics and destruction of batteries. We expect Li-Cycle’s sales of products to increase as a percentage of overall revenue as more Spokes and Hubs become operational over time.

For product sales, revenue is recognized when control of the goods has transferred, meaning when the goods have been shipped to the customer’s location (delivery). A receivable is recognized by Li-Cycle when the goods are delivered to the customer, as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due. The revenue recognized is based on commodity prices at the time of delivery. Under Li-Cycle’s standard contract terms, customers do not have a right of return. We estimate the amount of consideration to which we expect to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and to the related accounts receivable.

Service revenue is recognized upon completion of each service. Prices for services are separately identifiable within each contract. A receivable is recognized by Li-Cycle when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due.

Expenses

Primary expense categories for Li-Cycle include employee salaries and benefits, consulting and professional fees, R&D and depreciation. As Li-Cycle continues to grow and expand internationally, we expect it to incur additional expenses in connection with acquisitions, joint ventures and/or other commercial or contractual arrangements. Additional personnel expenses are also anticipated. The amount of consulting and professional fees Li-Cycle incurs and we expect it to incur is commensurate with the engineering requirements associated with the Rochester Hub, Arizona Spoke and Alabama Spoke projects, as well as requisite expenses for legal and audit as Li-Cycle funds its operations and scales its internal systems and processes. R&D expenses reflect ongoing efforts by Li-Cycle to develop and expand its technology, and such costs are offset by any government funding for government funded projects.

Finance Costs/Interest Expense

Financing costs are typically applied against the gross proceeds of any capital raised, and in the case of debt, amortized over the term of such debt. Interest expense represents the actual cash interest costs incurred plus any accrued interest payable at a future date.

Results of Operations

Comparison of the three and nine months ended July 31, 2021 and 2020

	Three months ended		$	%	Nine months ended		$	%
	July 31,		Change	Change	July 31,		Change	Change
	2021	2020			2021	2020
	(dollar amounts in thousands, except share and per share data)
Revenues	1,709	182	1,527	840%	2,984	323	2,661	824%
Product sales	1,594	107	1,487	1389%	2,683	185	2,497	1349%
Recycling Services	116	75	41	55%	301	138	163	118%
Operating expenses	7,930	1,905	6,025	316%	20,819	4,968	15,850	319%
Employee salaries and benefits, net	2,482	547	1,935	354%	5,359	1,416	3,943	279%
Raw materials, supplies and finished goods	2,261	142	2,119	1491%	4,877	345	4,532	1315%
Professional fees	1,176	897	279	31%	4,096	1,560	2,535	163%
Research and development, net	577	(283)	859		1,929	(19)	1,948
Share-based compensation	298	57	241	420%	1,308	220	1,087	493%
Office and administrative	369	65	304	470%	988	134	853	635%
Depreciation, net	273	328	(55)	(17%)	789	717	72	10%
Freight and shipping	155	(5)	161		588	57	531	926%
Marketing	160	66	95	145%	465	189	277	147%
Plant facilities	75	60	15	25%	232	224	9	4%
Travel and entertainment	103	31	72	234%	189	126	63	50%
Other (income) expenses	676	88	588	667%	3,756	197	3,559	1804%
Foreign exchange (gain) loss	(214)	(74)	(141)	190%	536	(109)	646	-591%
Interest expense	383	165	218	132%	788	341	448	131%
Interest income	(1)	(3)	2	-82%	(2)	(34)	32	-95%
Fair value loss on restricted share units	509	—	509	100%	2,433	—	2,433	100%
Net loss	(6,897)	(1,811)	(5,086)	281%	(21,591)	(4,842)	(16,748)	346%
Foreign currency translation adjustment	0	250	(250)	(100%)	0	(277)	277	(100%)
Comprehensive loss	(6,897)	(1,561)	(5,336)	342%	(21,591)	(5,119)	(16,471)	322%
Basic and diluted loss per share	(2.88)	(0.86)	(2.02)	234%	(9.10)	(2.35)	(6.75)	287%
Weighted average number of common shares outstanding	2,394,475	2,100,603	293,872	14%	2,372,731	2,057,723	315,008	15%

Revenue

For the three and nine months ended July 31, 2021, Li-Cycle’s revenues increased by 840% and 824%, respectively, when compared to the corresponding periods in 2020. Revenue reached $1.7 million and $3.0 million in the three and nine months ended July 31, 2021, as compared to $0.2 and $0.3 million in the corresponding periods of 2020, respectively. The Revenue growth was attributable to increases in recycling services revenue and product sales, in each case primarily as a result of the Rochester Spoke beginning to process meaningful quantities of batteries and battery scrap and the onboarding of a new offtake customer. Revenues from recycling services were approximately $0.1 million and $0.3 million, respectively, while revenues from product sales were approximately $1.6 million and $2.7 million, respectively, for the three- and nine-month periods ended July 31, 2021.

Expenses

For the three and nine months ended July 31, 2021, operating expenses increased by 316% and 319%, respectively, when compared to the corresponding periods of 2020, as Li-Cycle scaled up its operations in North America. The increases in personnel costs of $1.9 million and $3.9 million for the three- and nine-month periods ended July 31, 2021 reflect the ramp up of operations of the Kingston Spoke and Rochester Spoke as well as the increase in corporate team members as Li-Cycle ramps up its expansion plans. The increases in raw materials and supplies of $2.1 million and $4.5 million, respectively, are mainly a result of strong sales figures and increased inventory production during the ramp-up phase of the Spoke operations. The period-to-period changes in R&D expenditure are primarily due to the fact that research and development expenses in 2020 were largely funded by government grants, the amortization of which offset the applicable R&D expense for accounting purposes. The amortization of government grants in the three and nine months ended July 31, 2020 totaled $1.1 million and $2.2 million, respectively, and did not recur in the 2021 comparative periods. The level of consulting and professional fees is commensurate with the engineering requirements associated with the Rochester Hub project, as well as requisite legal and audit expenses for raising capital to execute Li-Cycle’s growth plan, including completion of the Business Combination.

Other (Income) Expenses

Other expenses were $0.7 million and $3.8 million in the three and nine months ended July 31, 2021, respectively. The increase as compared to the corresponding 2020 periods was mainly a result of a fair value loss on restricted share units, interest expenses on the loans payable, lease liabilities and foreign exchange losses.

Non-IFRS Measure Reconciliation

Adjusted EBITDA

Li-Cycle defines Adjusted EBITDA as net earnings or earnings before depreciation and amortization, interest expense (income), stock-based compensation, foreign exchange (gain) loss, income tax expense (recovery), fair value (gain) loss on restricted share units, and forfeited SPAC transaction cost, as set out in the reconciliation table below.

	Three months ended		Nine months ended
	July 31,		July 31,
	2021	2020	2021	2020
	(dollar amounts in thousands)
Net loss	(6,897)	(1,811)	(21,591)	(4,842)
Depreciation, gross	698	328	1,831	717
Interest expense (income), gross	428	162	900	307
Share-based compensation	298	57	1,308	220
Foreign exchange (gain) loss	(214)	(74)	536	(109)
Fair value loss on restricted share units	509	—	2,433	—
Forfeited SPAC transaction cost	—	—	2,000	—
Adjusted EBITDA loss	(5,178)	(1,338)	(12,583)	(3,708)

Capital Projects

Arizona Spoke

In March 2021, Li-Cycle announced the development and construction of the Arizona Spoke. We expect the Arizona Spoke to have a nominal recycling capacity of 10,000 tonnes per year. While the Kingston Spoke and Rochester Spoke each operate a single battery recycling line with capacity of 5,000 tonnes per year, the Arizona Spoke will operate two battery recycling lines totaling 10,000 tonnes per year. Each Spoke recycling line is constructed in a modular format and subsequently installed at the designated site.

The Phoenix metropolitan area is strategically proximate to Li-Cycle’s existing battery and battery scrap supply network, as well as being at the nexus of where we expect there will be continued growth of lithium-ion batteries available for recycling due to the growing EV industry in Arizona, Nevada and other western States.

We expect Li-Cycle to invest approximately $20 million to construct, commission and commence operations at the Arizona Spoke.

The Arizona Spoke project is currently in the detailed engineering and facility construction stage. We expect that the detailed engineering and facility construction will be completed by the end of 2021, at a cost of approximately $4 million. We expect the first processing line at the Arizona Spoke to be constructed, commissioned and commence operations in 2022, at an estimated cost of approximately $8 million, in addition to the $4 million of expenses during the engineering and facility construction phase. We expect the second processing line to be constructed, commissioned and commence operations in 2023, at an estimated cost of approximately $8 million. As of July 31, 2021, Li-Cycle had spent $2.9 million on detailed engineering, equipment procurement and facility-related expenditures in connection with the Arizona Spoke.

The principal regulatory and other approvals required to develop and construct the Arizona Spoke consist of a conditional use permit required by the Town of Gilbert, Arizona and environmental permits required by the Arizona Department of Environmental Quality and the Maricopa County Air Quality Department, all of which are expected to be filed and completed by the end of 2021. Under the U.S. Resource Conservation and Recovery Act, Li-Cycle is required to obtain a permit for battery storage and processing, which Li-Cycle intends to obtain in 2022.

Alabama Spoke

On September 8, 2021, Li-Cycle announced the development and construction of the Alabama Spoke. We expect the Alabama Spoke to have an initial recycling capacity of 5,000 tonnes per year, bringing Li-Cycle’s total recycling capacity to 25,000 tonnes per year. The location can also accommodate a future second 5,000 tonne per year processing line, which would increase capacity at the Alabama Spoke to 10,000 tonnes per year, and Li-Cycle’s total North American recycling capacity to 30,000 tonnes per year. Each Spoke recycling line is constructed in a modular format and subsequently installed at the designated site.

The Alabama Spoke is located near Tuscaloosa, Alabama, in a region where we expect there will be continued growth of lithium-ion battery materials available for recycling due to the growing EV industry in Alabama and the U.S. Southeast.

We expect Li-Cycle to invest approximately $10 million to construct, commission and commence operations at the Alabama Spoke.

The Alabama Spoke project is currently in the detailed engineering and facility construction stage. We expect that the detailed engineering and facility construction will be completed in 2022, at a cost of approximately $2 million. We expect the processing line at the Alabama Spoke to be constructed, commissioned and commence operations in 2022, at an estimated cost of approximately $8 million, in addition to the $2 million of expenses during the engineering and facility construction phase.

The principal regulatory and other approvals required to develop and construct the Alabama Spoke consist of a conditional use permit and site plan approval required by the City of Tuscaloosa, and environmental permits required by the Alabama Department of Environmental Quality and the local county, all of which are expected to be filed and completed in 2022. Under the U.S. Resource Conservation and Recovery Act and corresponding Alabama laws, Li-Cycle is required to obtain a permit for battery storage and processing, which Li-Cycle intends to obtain in 2022.

Rochester Hub

Li-Cycle’s first revenue-generating Hub will be located in Rochester, New York, and is currently in late stage development. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities, logistics, and other physical infrastructure. Li-Cycle’s pre-feasibility study for the Rochester Hub provides that the facility will have the capacity to process 25,000 tonnes of black mass annually (equivalent to approximately 60,000 tonnes of lithium-ion battery feed equivalent annually). Based on the pre-feasibility study, the Rochester Hub would require an estimated investment of at least $175 million (+/-30%, based on the scope as at the pre-feasibility study).

The Rochester Hub is currently in the definitive engineering phase. As the Rochester Hub project has progressed through the definitive engineering phase, Li-Cycle has identified a range of potential scope additions, covering items such as infrastructure tie-ins and systems to achieve zero liquid discharge from the plant. Li-Cycle is also pursuing optimization strategies throughout the definitive engineering phase, including in response to market developments (such as increasing EV battery manufacturing volumes in North America and trends around battery chemistries in EV applications), which could lead to potential changes in the scope of the project. The ultimate scale of and investment in the Rochester Hub may be significantly greater than 25,000 tonnes per annum and $175 million (+/-30%) set forth in the pre-feasibility study.

We expect Li-Cycle to spend approximately $10 million on definitive engineering for the Rochester Hub, with completion of the definitive engineering phase expected to occur in late 2021. As of July 31, 2021, Li-Cycle had spent $7.5 million on the definitive engineering phase for the Rochester Hub. Pending the completion of definitive engineering, final project and budget approvals by Li-Cycle’s board of directors, and the receipt of applicable regulatory and other approvals, we expect construction at the Rochester Hub site to begin in late 2021, with operations commencing in early 2023.

The anticipated principal regulatory and other approvals required to develop and construct the Rochester Hub consist of: a special use permit, site plan approval, subdivision approval and special permit from the Town of Greece, New York, including the related New York State Environmental Quality Review Act process; and permits for air emissions, storm water discharge and chemical bulk storage granted by the New York State Department of Environmental Conservation.

Additional Spokes

Li-Cycle plans to develop additional Spokes over the next five years in North America (including the Arizona Spoke and the Alabama Spoke), Europe and the Asia-Pacific region (including China). In furtherance of these plans, Li-Cycle opened a new Spoke Fulfillment Centre in Kingston, Ontario in July 2021 where Li-Cycle will fabricate and assemble on a custom basis machinery and equipment for future Spoke recycling lines. These assembled lines will be modular and able to be shipped to, and installed at, the relevant Spoke site.

We expect the initial European Spoke to have an annual throughput capacity of 5,000 tonnes of lithium-ion battery equivalent. In Europe, Li-Cycle is engaged in discussions with potential battery feedstock suppliers to identify both sources of supply and strategic locations for future Spokes. With the assistance of a third-party consultant, Li-Cycle is currently assessing locations in several European countries, with a view to identifying and leasing an appropriate site for, and constructing and commissioning, its initial European Spoke in 2022. The process of identifying an appropriate location takes into account a variety of other factors, including utilities, logistics, and other physical infrastructure. Upon selecting a site for its initial European Spoke, we expect Li-Cycle to incur expenses in connection with the site lease, detailed engineering, facility construction and local site plan and environmental permit approvals. We estimate that the aggregate cost of identifying and leasing a site for, and constructing and commissioning, Li-Cycle’s initial European Spoke will be approximately $10.0 million.

In the Asia-Pacific region (including China), Li-Cycle intends to establish an initial Spoke in 2022, with an expected annual throughput capacity of 5,000 tonnes of lithium-ion battery equivalent. Li-Cycle is engaged in discussions with both potential joint venture partners and potential battery feedstock suppliers in the Asia-Pacific region to identify both sources of supply and strategic locations for future Spokes. We expect Li-Cycle to incur expenses in connection with the negotiation of joint venture documentation, a site lease, detailed engineering, local site plan and environmental permit approvals and constructing and commissioning its initial Spoke in the Asia-Pacific region. We estimate that the aggregate cost of negotiating joint venture documentation and identifying and leasing a site for, and constructing and commissioning, Li-Cycle’s initial Asia-Pacific region Spoke will be approximately $10.0 million.

Liquidity and Capital Resources

Sources of Liquidity

Prior to the Business Combination, Li-Cycle financed its operations primarily through: (i) private placements of Li-Cycle Common and Preferred Shares; (ii) a loan from BDC Capital Inc.; (iii) loans from corporations controlled by Li-Cycle’s Chief Executive Officer and Executive Chair; and (iv) various government funding initiatives.

We expect both Li-Cycle’s capital and operating expenditures will increase significantly in connection with its ongoing activities, as Li-Cycle: completes the development and construction of the Rochester Hub, which is currently in late stage development; completes the development and construction of the Arizona Spoke and the Alabama Spoke; expands globally with the deployment of additional Spokes and Hubs, including through acquisitions and/or through joint ventures or other contractual arrangements; continues to invest in its technology, R&D efforts and the expansion of its intellectual property portfolio; increases its investment in logistics infrastructure for transportation of intermediate products from Spokes to Hubs; obtains, maintains and improves its operational, financial and management information systems; hires additional personnel; and operates as a public company.

Since inception, Li-Cycle has generally operated at a loss. We expect that as it completes its Rochester Hub and adds Spokes, it will be able to operate at a profit in future periods, though there can be no assurance that Li-Cycle will achieve or maintain profitability in the future. In order to continue to fund the planned expansion of its business and maintain profitability in the future, to acquire complementary businesses and/or due to unforeseen circumstances, Li-Cycle may need to secure additional debt or equity financing. Such additional funds may not be available when Li-Cycle needs them on terms that are acceptable to it, or at all.

The net proceeds from the Business Combination and PIPE Financing, which were approximately $527 million (the “Net Transaction Proceeds”), are expected to be used as follows: (i) approximately $12 million to repay borrowings under the loan from BDC Capital Inc. and the promissory notes issued to corporations controlled by Li-Cycle’s Chief Executive Officer and Executive Chair (now complete), (ii) approximately $20 million to fund the development, construction and commissioning costs of the Arizona Spoke, (iii) approximately $10 million to fund the development, construction and commissioning costs of the Alabama Spoke, (iv) at least $175 million to fund the development, construction and commissioning costs of the Rochester Hub, (v) approximately $280 million to fund the development, construction and commissioning costs of additional Spokes and future Hubs (such funding to be supplemented by cash flow from operations and capital contributions from third parties), (vi) $10 million for research and development, and (vii) the remainder for working capital.

Based on our pre-feasibility study, we have estimated the potential related expenditures and expenses of the Rochester Hub to be at least $175 million (+/- 30%, based on the scope as at the pre-feasibility study). The ultimate scale of and investment in the Rochester Hub may be significantly greater than 25,000 tonnes per annum and $175 million (+/-30%), respectively, set forth in the pre-feasibility study.

Debt Obligations

On December 16, 2019, Li-Cycle entered into a binding agreement with BDC Capital Inc. for a loan of $5.3 million (Cdn. $7.0 million) to help finance the expansion plans of Li-Cycle. The maturity date of the loan was December 14, 2023 and loan was funded in three tranches based on the achievement of specific milestones by Li-Cycle. The base rate of interest was 16% per annum, paid monthly, plus additional accrued interest in kind of 3% that could be reduced to 0% based on the achievement of certain milestones by Li-Cycle. Principal payments began on the first anniversary date of the loan and could be made at $0.13 million (Cdn. $0.175 million) per month with a balloon payment of $0.5 million (Cdn. $0.7 million) at maturity. As of July 31, 2021, the BDC Capital Inc. loan balance was $4.4 million.

On August 11, 2021, in accordance with an agreement to repay the BDC Capital Loan in full upon the closing of the Business Combination, Li-Cycle repaid BDC Capital Loan in full.

On June 16, 2021, Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. The Promissory Notes bore interest at the rate of 10% per annum and had a maturity date of December 15, 2023. The Promissory Notes were unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle had the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021, Li-Cycle repaid the Promissory Notes and accrued interest in full.

Cash Flows Summary

Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended		Nine months ended
	July 31,		July 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Cash flows used in operating activities	$(5,245)	$(2,161)	$(16,567)	$(7,654)
Cash flows used in investing activities	(5,298)	(836)	(12,050)	(1,748)
Cash flows from financing activities	6,568	294	30,304	9,502
Net change in cash	$(3,975)	$(2,703)	$1,687	$100

Cash Flows Used in Operating Activities

For the three and nine months ended July 31, 2021, cash flows used in operating activities were approximately $5.2 million and $16.6 million, respectively, and in each case were primarily driven by the growth and commercialization of Li-Cycle’s operations, including headcount, ramp-up phase production costs at the Rochester Spoke, research and development, and consulting costs relating to the development of the Rochester Hub. The period over period increases in cash flows used in operating activities for the three- and nine-month periods ended July 31, 2021 were primarily the result of an increase in operating expenses of $6.0 million and $15.9 million for those periods, respectively, partially offset by an increase in accounts payable and accrued liabilities in each period in 2021.

Cash Flows Used in Investing Activities

For the three and nine months ended July 31, 2021, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Rochester Spoke and the Rochester Hub. For the three and nine months ended July 31, 2020, cash flows used in investing activities were primarily for the Kingston Spoke.

Cash Flows from Financing Activities

Cash flows generated from financing activities in the three and nine months ended July 31, 2021 related primarily to capital raising through the issuance of common shares and net proceeds from loans. In the three months ended July 31, 2021, Li-Cycle received $7 million from the Promissory Notes issued to companies related to the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. In the nine months ended July 31, 2021, Li-Cycle received net proceeds of $21.6 million from a private placement of 281,138 class A shares in November 2020, $3.1 million (Cdn. $4 million) from a loan advance from BDC Capital Inc., and $7 million from the Promissory Notes. In the nine months ended July 31, 2020, cash flows from financing activities related to Li-Cycle’s Series B round, loan advance of $2.3 million (Cdn. $3.0 million) from BDC Capital Inc., and proceeds from government grants of $1.1 million.

Contractual Obligations and Commitments

The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of July 31, 2021, and the years in which these obligations are due.

	Payment due by period
	(in thousands)
Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$15,779	$15,779	$—	$—	—
Lease liabilities	22,621	2,155	5,592	4,697	10,177
Loan payable	11,466	7,012	4,454	—	—
Restoration provisions	332	—	81	53	198
Restricted share units	3,259	3,259	—	—	—

Total as of July 31, 2021	53,457	28,205	10,127	4,750	10,375

Note:

(1)

On August 3, 2021, Li-Cycle North America Hub, Inc., a wholly-owned subsidiary of Li-Cycle, entered into a ground lease for the lands on which Li-Cycle intends to construct its Rochester Hub. Li-Cycle North America Hub, Inc.’s lease liabilities in connection with the ground lease will be as follows: (i) less than 1 year: $450,000; (ii) 1 – 3 years: $900,000; (iii) 3 – 5 years: $900,000; and (iv) more than 5 years: $7,050,000. Under a guaranty dated as of August 3, 2021, Li-Cycle has agreed to guarantee the performance of Li-Cycle North America Hub, Inc.’s obligations under the lease.

(2)

On September 7, 2021, Li-Cycle Inc. entered into a warehouse lease for the Arizona Spoke. The Arizona Spoke warehouse lease covers approximately 67,000 square feet and has an original term of 5 years 3 months plus a renewal term totaling 5 additional years. The lease increases the Company’s contractual obligations by undiscounted cash flows of approximately $3.7 million over the original term of the lease. Li-Cycle has guaranteed the performance of Li-Cycle Inc.’s obligations under the lease.

(3)

On September 8, 2021, Li-Cycle Inc. entered into a premises lease for the Alabama Spoke. The Alabama Spoke premises lease covers approximately 108,000 square feet and has an original term of 20 years plus multiple renewal terms totaling 10 additional years. The lease increases the Company’s contractual obligations by undiscounted cash flows of approximately $21.0 million over the original term of the lease. Li-Cycle has guaranteed the performance of Li-Cycle Inc.’s obligations under the lease.

As of July 31, 2021, there were $7.3 million in committed purchase orders that Li-Cycle was in various stages of executing (October 31, 2020: $4.2 million).

For the 12 months following July 31, 2021, we expect Li-Cycle to enter into additional premises leases relating to a warehouse for the Arizona Spoke, a facility for the Alabama Spoke and a land lease for the Rochester Hub (which leases were entered into on August 3, 2021, September 7, 2021 and September 8, 2021, respectively, and are described in the Notes to the table above). We also expect Li-Cycle to enter into premises leases for additional Spokes and/or Hubs.

Related Party Transactions

Related-Party Lease

During the past four years, Li-Cycle has leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of our President and Chief Executive Officer. Under the terms of the lease, Li-Cycle is required to pay $4,500 per month plus applicable taxes in Canadian dollars, subject to 60 days’ notice of termination.

Consulting Agreement

On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Promissory Notes

Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. The Promissory Notes bore interest at the rate of 10% per annum and had a maturity date of December 15, 2023. The Promissory Notes were unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle had the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021, Li-Cycle repaid the $7 million Promissory Notes and accrued interest in full.

Off-Balance Sheet Arrangements

During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Li-Cycle’s condensed consolidated interim financial statements and consolidated annual financial statements have been prepared in conformity with IFRS using the significant accounting policies and measurement bases that are in effect at October 31, 2020, as summarized in Note 2 of the financial statements. These were used throughout all periods presented with any applicable changes noted in the July 31, 2021 condensed consolidated interim financial statements.

Outstanding Share Data

As of September 8, 2021, Li-Cycle Holdings had the following issued and outstanding shares, warrants and stock options:

•	163,179,553 common shares, which are listed on the New York Stock Exchange under the symbol “LICY”.

•	23,000,000 warrants, which are listed on the New York Stock Exchange under the symbol “LICY.WS”. Each warrant is exercisable for a common share at a price of $11.50, subject to adjustment.

•	5,296,553 stock options to purchase 5,296,553 common shares.

Internal Control Over Financial Reporting

Prior to the date of the Canadian Prospectus, Li-Cycle Holdings had been a private company and we have addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing the Canadian Prospectus, Li-Cycle identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Li-Cycle did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address their underlying causes. We expect to engage external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified.

Quantitative and Qualitative Disclosures About Market Risk

Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged.

Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

It is management’s opinion that Li-Cycle is not exposed to significant currency risk as its cash is denominated in both Canadian and US dollars and funds its operations accordingly. Up to October 31, 2020, most of Li-Cycle’s transactions have been in Canadian dollars. Effective November 1, 2020, the functional currency has changed to US dollars given the shift in currency of most of Li-Cycle’s transactions to US dollars.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on Li-Cycle’s financial instruments. It is management’s opinion that Li-Cycle is not exposed to significant interest rate risk, as it has no variable interest rate debt.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the International Accounting Standards Board (“IASB”). Unless otherwise discussed, and as further highlighted in Note 3 to the fiscal 2020 consolidated financial statements, Li-Cycle believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on Li-Cycle’s financial position or results of operations under adoption.

Cautionary note regarding forward-looking statements

Certain statements in this management’s discussion and analysis may constitute “forward-looking statements” for purposes of applicable securities laws.

Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this management’s discussion and analysis may include, for example, statements about:

•	the benefits of the Business Combination;

•	Li-Cycle Holdings’ financial performance following the Business Combination;

•	changes in Li-Cycle’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this management’s discussion and analysis, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding whether or not to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the outcome of any legal proceedings that may be instituted against Li-Cycle Holdings or Li-Cycle;

•	the risk that the proposed Business Combination disrupts current plans and operations of Li-Cycle as a result of the announcement and consummation of the transactions described herein;

•	Li-Cycle Holdings’ ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Li-Cycle Holdings to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on Li-Cycle Holdings’ or Li-Cycle’s business;

•	the possibility that Li-Cycle Holdings or Li-Cycle may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this management’s discussion and analysis, including those under the section in the Canadian Prospectus entitled “Risk Factors.”

Additional Information

Additional information relating to Li-Cycle is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.